SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

EARGO, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

270087109

(CUSIP number)

M.O.J.M. Perret

Cooperatieve Gilde Healthcare IV U.A.

Newtonlaan 91

3584 BP Utrecht

The Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 270087109	13D	Page 1 of 10 Pages

1	NAMES OF REPORTING PERSON Cooperatieve Gilde Healthcare V U.A.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,307,450 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,307,450 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,307,450 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare V U.A. (“Gilde Healthcare”). Gilde Healthcare V Management BV is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare V Management BV is fully owned by Gilde Healthcare Holding BV. The managing partners of Gilde Healthcare Holding BV are Edwin de Graaf, Marc Olivier Perret and Martemanshurk BV (of which Pieter van der Meer is the owner and manager). Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

Based on 38,295,422 shares of common stock outstanding of Eargo, Inc. (the “Issuer”) as of March 8, 2021, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2021.

CUSIP NO. 270087109	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare V Management BV I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,307,450 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,307,450 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,307,450 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare V U.A. (“Gilde Healthcare”). Gilde Healthcare V Management BV is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare V Management BV is fully owned by Gilde Healthcare Holding BV. The managing partners of Gilde Healthcare Holding BV are Edwin de Graaf, Marc Olivier Perret and Martemanshurk BV (of which Pieter van der Meer is the owner and manager). Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

Based on 38,295,422 shares of common stock outstanding of Eargo, Inc. (the “Issuer”) as of March 8, 2021, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2021.

CUSIP NO. 270087109	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare Holding BV I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,307,450 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,307,450 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,307,450 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare V U.A. (“Gilde Healthcare”). Gilde Healthcare V Management BV is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare V Management BV is fully owned by Gilde Healthcare Holding BV. The managing partners of Gilde Healthcare Holding BV are Edwin de Graaf, Marc Olivier Perret and Martemanshurk BV (of which Pieter van der Meer is the owner and manager). Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

Based on 38,295,422 shares of common stock outstanding of Eargo, Inc. (the “Issuer”) as of March 8, 2021, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2021.

CUSIP NO. 270087109	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSON Marc Olivier Perret
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,307,450 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,307,450 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,307,450 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (2)
14	TYPE OF REPORTING PERSON* IN

(1)

All shares are held of record by Cooperatieve Gilde Healthcare V U.A. (“Gilde Healthcare”). Gilde Healthcare V Management BV is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare V Management BV is fully owned by Gilde Healthcare Holding BV. The managing partners of Gilde Healthcare Holding BV are Edwin de Graaf, Marc Olivier Perret and Martemanshurk BV (of which Pieter van der Meer is the owner and manager). Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

Based on 38,295,422 shares of common stock outstanding of Eargo, Inc. (the “Issuer”) as of March 8, 2021, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2021.

CUSIP NO. 270087109	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSON Edwin de Graaf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,307,450 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,307,450 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,307,450 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (2)
14	TYPE OF REPORTING PERSON* IN

(1)

All shares are held of record by Cooperatieve Gilde Healthcare V U.A. (“Gilde Healthcare”). Gilde Healthcare V Management BV is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare V Management BV is fully owned by Gilde Healthcare Holding BV. The managing partners of Gilde Healthcare Holding BV are Edwin de Graaf, Marc Olivier Perret and Martemanshurk BV (of which Pieter van der Meer is the owner and manager). Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

Based on 38,295,422 shares of common stock outstanding of Eargo, Inc. (the “Issuer”) as of March 8, 2021, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2021.

CUSIP NO. 270087109	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSON Martemanshurk BV (100% owned by Pieter van der Meer)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,307,450 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,307,450 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,307,450 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare V U.A. (“Gilde Healthcare”). Gilde Healthcare V Management BV is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare V Management BV is fully owned by Gilde Healthcare Holding BV. The managing partners of Gilde Healthcare Holding BV are Edwin de Graaf, Marc Olivier Perret and Martemanshurk BV (of which Pieter van der Meer is the owner and manager). Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

Based on 38,295,422 shares of common stock outstanding of Eargo, Inc. (the “Issuer”) as of March 8, 2021, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2021.

CUSIP NO. 270087109	13D	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSON Geoff Pardo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,444 (1)
	8	SHARED VOTING POWER 3,307,450 (2)
	9	SOLE DISPOSITIVE POWER 4,444(1)
	10	SHARED DISPOSITIVE POWER 3,307,450 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,311,894 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (3)
14	TYPE OF REPORTING PERSON* IN

(1)

Consists of shares of Common Stock subject to stock options granted to Geoff Pardo in his capacity as a director of the Issuer that are exercisable as of the date of filing of this Statement (as defined in Item 1 below) or within 60 days thereafter.

(2)

All shares are held of record by Cooperatieve Gilde Healthcare V U.A. (“Gilde Healthcare”). Gilde Healthcare V Management BV is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare V Management BV is fully owned by Gilde Healthcare Holding BV. The managing partners of Gilde Healthcare Holding BV are Edwin de Graaf, Marc Olivier Perret and Martemanshurk BV (of which Pieter van der Meer is the owner and manager). Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(3)

Based on 38,295,422 shares of common stock outstanding of Eargo, Inc. (the “Issuer”) as of March 8, 2021, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2021.

CUSIP NO. 270087109	13D	Page 8 of 10 Pages

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the initial Statement on Schedule 13D filed on October 30, 2020 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (“Common Stock”), of Eargo, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 reflects, among other things, the recent sales of shares of Common Stock by Cooperatieve Gilde Healthcare V U.A. (“Gilde Healthcare”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

There are no changes to the Item 1 information previously filed.

Item 2. Identity and Background.

There are no changes to the Item 2 information previously filed.

Item 3. Source and Amount of Funds or Other Consideration.

There are no changes to the Item 3 information previously filed.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Between April 20, 2021 and April 27, 2021, Gilde Healthcare sold an aggregate of 611,241 shares of Common Stock of the Company in open market transactions as set forth on Annex A to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety below:

(a) According to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2021, there were 38,295,422 shares of Common Stock outstanding as of March 8, 2021.

Gilde Healthcare is the record holder of an aggregate of 3,307,450 shares of Common Stock, which represents beneficial ownership of approximately 8.6% of the outstanding shares of Common Stock as of March 8, 2021.

GHCVM, as the manager of Gilde Healthcare, has the power to vote and dispose of securities held by Gilde Healthcare and may be deemed to beneficially own the securities held of record by Gilde Healthcare.

Pardo is a partner of Gilde Healthcare. Pardo shares the decision-making power (and has no power to decide on his own) of GHCVM with respect to the voting and disposition of the securities of the Issuer beneficially owned by GHCVM. As a result, Pardo may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the securities of the Issuer held of record by Gilde Healthcare. Mr. Pardo disclaims beneficial ownership of such securities for all other purposes.

As a result, each of the Reporting Persons may beneficially own 3,307,450 shares of Common Stock, or approximately 8.6% of the outstanding Common Stock.

As of April 27, 2021, Pardo is the record owner of options to purchase 4,444 shares of Common Stock (the “Pardo Option Shares”), exercisable within 60 days. Accordingly, Pardo may be deemed to own beneficially the Pardo Option Shares in addition to the Gilde Shares.

(b) Each Reporting Person has shared power to vote and dispose of 3,307,450 shares of Common Stock. Pardo has sole power to vote and dispose of 4,444 shares.

CUSIP NO. 270087109	13D	Page 9 of 10 Pages

(c) Except as reported on Annex A, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Only Gilde Healthcare has the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by Gilde Healthcare.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Except as referenced herein, there are no changes to the Item 6 information previously filed.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated April 28, 2021, by and among the Reporting Persons (filed herewith).

99.2	Amended and Restated Investors’ Rights Agreement, dated July 13, 2020, by and among the Issuer and certain of its stockholders (filed as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on September 25, 2020 (SEC File No. 333-249075) and incorporated herein by reference).

99.3	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit D to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on October 9, 2020 (SEC File No. 333-249075) and incorporated herein by reference).

99.4	Form of Indemnification Agreement for directors, officers and certain other employees of the Issuer (filed as Exhibit 10.9 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on September 25, 2020 (SEC File No. 333-249075) and incorporated herein by reference).

CUSIP NO. 270087109	13D	Page 10 of 10 Pages

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: April 28, 2021	COOPERATIEVE GILDE HEALTHCARE V U.A.

	By:	GILDE HEALTHCARE V MANAGEMENT BV
	Its:	Manager

	By:	/s/ M.O.J.M. Perret
	Name:	M.O.J.M. Perret
	Title:	Managing Director

GILDE HEALTHCARE V MANAGEMENT BV

	By:	/s/ M.O.J.M. Perret
	Name:	M.O.J.M. Perret
	Title:	Managing Director

GILDE HEALTHCARE HOLDING BV

	By:	/s/ M.O.J.M. Perret
	Name:	M.O.J.M. Perret
	Title:	Managing Director

/s/ Marc Olivier Perret
Marc Olivier Perret

/s/ Edwin de Graaf
Edwin de Graaf

MARTEMANSHURK BV

	By:	/s/ Pieter van der Meer
	Name:	Pieter van der Meer
	Title:	Managing Partner

/s/ Geoff Pardo
Geoff Pardo

60 Day Trading History

The following transactions were effected by Cooperatieve Gilde Healthcare V U.A. in Common Stock during the past 60 days:

Trade Date	Amount Sold	Weighted Average Price Per Share
04/20/2021	6,134	$48.04
04/21/2021	7,666	$47.97
04/22/2021	78,402	$48.37
04/22/2021	6,672	$49.01
04/23/2021	61,035	$49.28
04/23/2021	72,707	$50.11
04/23/2021	17,384	$50.75
04/26/2021	14,910	$50.25
04/26/2021	16,265	$51.30
04/26/2021	19,032	$52.29
04/26/2021	108,004	$53.36
04/26/2021	69,404	$54.16
04/27/2021	28,813	$53.70
04/27/2021	68,525	$54.66
04/27/2021	35,377	$55.53
04/27/2021	911	$56.21